[Letterhead of Alliance Laundry]

October 24, 2006

BY HAND

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Ms. Jenn Do

RE:	Alliance Laundry Systems LLC, Alliance Laundry Corporation and Alliance
Laundry Holdings LLC
Form 10-K for the fiscal year ended December 31, 2005
Filed March 9, 2006
File Nos. 333-56857; 333-56857-01; 333-56857-02

Form 10-Q for the quarter ended June 30, 2006
File Nos. 333-56857; 333-56857-01; 333-56857-02

Dear Ms. Do:

This letter is in response to your October 11, 2006 letter to the undersigned providing comments from the Securities and Exchange Commission from its review of the Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) and the Form 10-Q for the quarter ended June 30, 2006 (the “Form 10-Q”) for each of Alliance Laundry Systems LLC, Alliance Laundry Corporation and Alliance Laundry Holdings LLC (together, the “Company”, “Alliance”, “we”, or “us”). As you will note from the responses set forth below, we have carefully considered the comments of the Staff and have made every effort to provide the additional information requested. Please feel free to contact me if you have any questions.

Ms. Jenn Do	2	October 24, 2006

Form 10-K for the year ended December 31, 2005

Selected Financial Data, page 31

STAFF COMMENT:

1.	We note that you have reconciled your non GAAP measure, EBITDA to net (loss) income. However, the reasons you have identified for presenting EBITDA appear to relate to liquidity issues. If management has presented EBITDA as a measure of liquidity then confirm you will reconcile your non GAAP measure to your cash flows from operations in future filings. If you have presented EBITDA as a performance measure, tell us how you will revise your disclosures in future filings to clarify this fact as well as how you intend to comply with all the disclosure requirements set forth in Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Confirm that you will also address this comment as it relates to your future Form 8-Ks and Form 10-Qs.

COMPANY RESPONSE:

The Company respectfully advises the Staff that the Form 10-Q presents a reconciliation of EBITDA to the line item “net cash provided by operating activities”, and that the Company will conform its disclosure regarding EBITDA in future periodic and current reports filed under the Securities Exchange Act of 1934 (the “Exchange Act”) to the form of such Form 10-Q disclosure regarding EBITDA. The Company also directs the Staff to its response to Staff Comment No. 5 below for additional revisions that the Company intends to make to its disclosure regarding the use of EBITDA and Adjusted EBITDA in future Exchange Act filings.

Critical Accounting Policies, page 34

STAFF COMMENT:

2.	Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements. The discussion is to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. Please ensure that all of your critical estimates identified include this type of discussion. For example, it appears that the critical estimate you are referring to under revenue recognition is the accruals for warranties and sales

Ms. Jenn Do	3	October 24, 2006

incentives, as well as the estimates related to your sale of notes receivable and accounts receivable. Your discussion does not convey to an investor what the material assumptions are to arrive at these estimates. Furthermore, your discussion does not address the impact to the consolidated financial statements if actual results differ from your estimates. Consider commenting on your historical experience between estimates made and actual results.

COMPANY RESPONSE:

The Company will revise its critical accounting policies disclosure included in future Exchange Act filings in accordance with the Staff’s comment.

STAFF COMMENT:

3.	In future filings, discuss the impact of a plus or minus 1% change in the discount rate, expected rate of return on plan assets, and rate of compensation increase. In addition, we note that your expected return on plan assets is 9%. Expand your disclosures to help readers understand why you believe 9% is a reasonable expected rate of plan assets in light of your plan asset allocation of 69% equity securities and 30% debt securities.

COMPANY RESPONSE:

The Company will revise its critical accounting policies disclosure included in future Exchange Act filings in accordance with the Staff’s comment.

Management’s Discussion and Analysis — Results of Operations, page 36

STAFF COMMENT:

4.	As indicated in Schedule II – Valuation and Qualifying Accounts, we note that you recognized $597,000 in income related to your reduction in your notes receivable reserve. Tell us supplementally and ensure futures filings disclosure the reasons for this material change in management’s estimate.

COMPANY RESPONSE:

The Company respectfully advises the Staff that the $597,000 in income was primarily the result of favorable recoveries on Equipment Notes Receivable not sold. Based on its historical recovery rates, the Company estimates that approximately 40% on defaulted equipment loans will be written off. Where the Company knows recovery rates are different, it will adjust its estimated recoveries accordingly. During 2005, the

Ms. Jenn Do	4	October 24, 2006

Company experienced recovery rates higher than the 60% historical rate on certain defaulted loans that were paid off during the year. This resulted in a favorable adjustment to our Equipment Notes Reserve.

Also during 2005 the Company instituted a more aggressive program to recover on personal guarantees on defaulted equipment loans. This program generated income on several loans that were previously written off as uncollectible. It is the Company’s policy to write off the balance due on an Equipment Note Receivable after the equipment supporting the loan has been sold and any proceeds have been applied against the outstanding balance. Historically, the Company has not been aggressive in pursuing personal guarantees for the deficiencies.

Management’s Discussion and Analysis, page 46

STAFF COMMENT:

5.	We note that you have presented EBITDA and Adjusted EBITDA because certain covenants in the Notes Indenture governing your 2005 Senior Subordinated Notes are tied to ratios based on these measures. However, notwithstanding the guidance in Question 10 of Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures that you may be required to disclose information about your debt covenants, we do not believe it is appropriate to simply provide a component of a financial ratio, such as you have done by providing adjusted EBITDA but not providing the required ratio of total debt to adjusted EBITDA or the interest coverage ratio. If you continue to believe that the Notes Indenture is a material agreement, that the covenants are material terms of the Notes Indenture and that information about the covenants is material to an investor’s understanding of the company’s financial condition and/or liquidity, you should disclose the actual financial ratios and test you are required to satisfy. In this regard, the presentation of Adjusted EBITDA reconciled to net income does not provide readers with an understanding of the impact that this non GAAP measure may have on your financial ratios and tests. Please eliminate the reconciliation of Adjusted EBITDA to net income in future filings and present the actual financial ratios and tests you deem to be material. Additionally you must provide all the disclosures required by Question 10 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measure. Confirm that you will also address this comment as it relates to your future Form 8-Ks and Form 10-Qs.

Ms. Jenn Do	5	October 24, 2006

COMPANY RESPONSE:

The Company will add to the lead-in commentary to the reconciliation of Adjusted EBITDA to the line item “net cash provided by operating activities” (as such reconciliation is currently presented in the Form 10-Q, see the Company’s response to Staff Comment No. 1 above), a discussion of the actual ratio test set forth in the Company’s Senior Notes Indenture and Senior Credit Facility that the Company deems to be material and will provide all of the disclosures required by Question 10 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in such disclosure. The Company will address the Staff’s comment as it relates to our future Exchange Act filings.

Consolidated Statements of Cash Flows, page 62

STAFF COMMENT:

6.	Tell us supplementally and revise to clarify in future filings what the $117,000 contribution from member and $154,658 distribution to prior unitholders represents. We assume that the $117,000 may be the $108,396 proceeds from equity investors and the $8,604 reinvestment of equity you discuss in Note 7. If this is correct, please clarify in future filings. Also, confirm that the $8,604 reinvestment of equity represents a cash transaction and thus is appropriately reflected in your statement of cash flows.

COMPANY RESPONSE:

The Company will clarify in future Exchange Act filings that the $117,000 contribution from member, referred to in the statement of cash flows, is comprised of $108,396 proceeds from new equity investors and $8,604 reinvestment from management. Specifically, the $8,604 represents a cash transaction that is related to purchases of equity in the New Company by management members who also had an equity investment in the Old Company. Therefore, it was presented as a cash inflow within the financing section of the statement of cash flows.

The Company will also clarify in future Exchange Act filings that the $154,658 distribution to prior unitholders represents the amounts paid to the former owners (“unitholders”) of the Old Company. This has been reflected as a cash outflow within the financing section of the statement of cash flows.

Ms. Jenn Do	6	October 24, 2006

Note 3 –– Significant Accounting Policies –– Intangibles, page 68

STAFF COMMENT:

7.	In future filings, provide the additional disclosures:

•	Clarify that you test your trademarks and tradenames for impairment separately from goodwill in accordance with paragraph 17 of SFAS 142 and EITF 02-7.

•	Disclose the method(s) you use to determine the fair value of your trademarks and tradenames. Include a discussion herein, or within your critical accounting policies section, of the material assumptions used and the sensitivity of those assumptions.

•	If the estimated fair value and carrying value for any of your indefinite-lived intangible assets are not materially different, disclosure this fact including the amount at risk.

•	Disclose how you determined your trademarks and tradenames have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142.

COMPANY RESPONSE:

The Company will clarify in future Exchange Act filings that it tests for impairment of its trademarks and tradenames separately from goodwill in accordance with paragraph 17 of SFAS 142 and EITF 02-7.

The method used to determine the fair value of trademarks and tradenames is based on management prepared analysis. This analysis used the relief from royalty method to value the trademarks incorporating projected sales related to the trademark and tradenames. This fact, as well as the material assumptions and the sensitivity of these assumptions that are used in the analysis, will be disclosed in future Exchange Act filings.

The excess of the fair value of the trademarks and tradenames over their carrying value was approximately $18.2 million at December 31, 2005. The $18.2 million of excess excludes the Ajax tradename. At December 31, 2005, the Ajax tradename was $4.3 million compared to the appraised value of $2.6 million. This difference was reported as an impairment charge of $1.7 million in the fourth quarter of 2005.

The Company determined that its trademarks and tradenames have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142 based on the following considerations:

1.	The Company expects to continue to use these assets for the foreseeable future.

Ms. Jenn Do	7	October 24, 2006

2.	There are no limitations of a legal, regulatory, or contractual nature that limit the period of time for which the Company can use these assets.

3.	The Company has the right to continue to use these assets in future periods and can continue to do so with limited cost to the Company.

4.	The Company has been using these trademarks and tradenames since 1938 for SpeedQueen. The Company acquired the Huebsch line of products in 1978 and the UniMac line of products in 1994. The Company plans to continue to use these assets which will generate cash flows for an indefinite future period of time.

5.	The effects of obsolescence, demand, competition, and other economic factors are not expected to impact the indefinite life assumptions for the trademarks and tradenames. There are not expected to be any significant changes to distribution channels, changes to government regulations which would significantly impact the commercial laundry industry, or significant changes within the industry that would impact the underlying assumptions used to conclude on the indefinite life assumption.

Note 3 — Significant Accounting Policies — Financing Program Revenue and Sales of Accounts Receivable and Notes Receivable, page 66

STAFF COMMENT:

8.	We note that you act as servicing agent for the notes receivable and accounts receivable you sell through your special purpose bankruptcy remote entity. We however do not see any recognition of a related servicing asset or liability and the respective disclosures required by paragraphs 10a, 13 and 17e-g of SFAS 140. Please clarify whether or not you have recognized a service asset or liability and how you have complied with the requirements of SFAS 140.

COMPANY RESPONSE:

The Company respectfully advises the Staff that, under paragraph 10a, 13 and 17e-g of SFAS 140, the Company does disclose the amounts of the retained interest of the financial assets transferred to the ALERT 2005 facility. The retained interests in securitized accounts receivable are reported within the “beneficial interests in securitized accounts receivable” line in the balance sheet. The retained interests in securitized notes receivable are reported within the “beneficial interests in securitized financial assets” line in the balance sheet. The Company will, however, clarify its disclosures related to the accounting for the servicing of the assets sold. No servicing asset or liability is recorded as the renumeration for servicing the assets are deemed adequate compensation for performing the servicing on the financial assets transferred.

Note 5 — Equipment Financing and Sales of Notes Receivable, page 78

STAFF COMMENT:

9.	You disclose amounts related to servicing fees and other net cash flows received on retained interests. Clarify where these amounts are reflected in your income statement and to what the “other net cash flows received on retained interests” relate.

Ms. Jenn Do	8	October 24, 2006

COMPANY RESPONSE:

The Company respectfully advises the Staff that, with respect to the Asset Backed Facility, the Company recognizes beneficial interests in notes sold to its special-purpose bankruptcy remote subsidiary, which are based on the amount and timing of expected distributions to the Company as the holder of the trust’s residual equity interests. The cash flows disclosed on page 78 noted in the Staff’s comment as Servicing fees and other net cash flows received on retained interests represents the actual distributions to the Company. When the Company initially records the sale of Notes Receivable the offset to the balance sheet account for beneficial interests is a gain on sale account in the Company’s income statement. This gain on sale of Notes Receivable is shown on the Net Revenues line of our Statement of Income.

Note 7 — Goodwill and Other Intangibles, page 83

STAFF COMMENT:

10.	We note you recorded a reduction in the value of the Ajax trademark of $1.7 million as of December 31, 2005. We further note that you recorded an additional $1.4 million impairment during the first quarter of 2006. Tell us supplementally and revise your disclosures in future filings to the reasons for these impairment charges. Discuss the specific facts and circumstances in each period that resulted in the need to record an impairment charge. Clarify why there was no specific, prior disclosure regarding a material uncertainty over the recoverability of this trademark. Refer also to the requirements of paragraphs 46a and 46d of SFAS 142.

COMPANY RESPONSE:

The Company recorded an impairment charge of $1.7 million in the fourth quarter of 2005 as it determined that its growth projections for the Ajax line would not be achieved. When these growth projections were adjusted and utilized to prepare the management impairment analysis, an impairment charge was identified and recorded.

Subsequent to the filing of the 2005 10K, the Company’s management determined the best course of action for the Ajax trademark would be to sell this product line to a third party. Based on an offer received from a third party, the fair value of this trademark was determined to be $1.4 million less then the carrying value of the trademark. An impairment charge was then recorded at the time. The third party offer for the Ajax trademark was subsequently accepted and the trademark was sold for an amount equal to

Ms. Jenn Do	9	October 24, 2006

the carrying value.

In the third quarter of 2005, the Company engaged a third-party appraisal firm to value certain intangible assets as part of the Company’s annual impairment assessment. These intangible assets included the Ajax trademark. The valuation of the Ajax trademark was prepared on an “as is” basis (continued use), but assumed “no growth” (i.e., the Company previously decided not to invest significantly into new product designs, etc. for the Ajax product lines). The appraisal firm published their final report on February 28, 2006. The Ajax trademark was valued at $2.6 million. As a result, the Company recorded an impairment charge of $1.7 million in the fourth quarter of 2005.

On May 8, 2006, the Company received a letter of intent to purchase the Ajax trademark (which also included certain other intellectual property such as product drawing for the discontinued finished goods) from a third-party. The proposed purchase price was $1.2 million. Based on management’s intent to accept the letter of intent, the Company recorded a $1.4 million charge in its March 31, 2006 financial statements to reduce the Ajax trademark to the proposed selling price.

On June 15, 2006, the Company entered into an Asset Purchase Agreement to sell certain intellectual property to the third-party which included the Ajax trademark for $1.2 million

STAFF COMMENT:

11.	In future filings, please comply with the goodwill disclosure requirements of paragraphs 51b and 52c of SFAS 141.

COMPANY RESPONSE:

The Company will comply with the disclosure requirements of paragraphs 51b and 52c of SFAS 141 in future Exchange Act filings.

Note 17 — Related Party Transactions, page 98

ALH Stock Option Plan, page 98

STAFF COMMENT:

12.	We note that, in connection with the Acquisition, ALH established a stock option plan and granted 130,000 of its stock options to certain members of management, with 40% of such stock options being performance options. Tell us supplementally and revise future filings to clarify how you determined the fair value of both pools of options as well as how you account for these options. Specifically address how you took into account the fair value of your equity interests as determined by the Acquisition. Tell us what consideration you gave to identifying your valuation of, and accounting for, these stock options as a critical accounting policy.

COMPANY RESPONSE:

The Company is viewed as a nonpublic company for the purposes of applying FAS 123R as it does not meet the definition of a public company. The Company does not have any publicly traded equity securities. A nonpublic entity is allowed to make a one time accounting policy decision on the use of fair value or intrinsic value methodology to value liability awards based on paragraph 38 of FAS 123R. The Company does not have any equity classified awards - all are classified as liabilities given the awards are expected to be settled in cash rather than shares. The Company elected to use the intrinsic value method to account for the service and performance options as they are being accounted for as liability awards. The Company will adjust the disclosure to reflect the measurement method used by the company based on the one-time accounting policy decision adopted at the time of acquisition.

Ms. Jenn Do	10	October 24, 2006

Intrinsic value estimates prepared by management are based on forecasted cash flow projections which are used to estimate the value of the company. This estimate is then used to determine the intrinsic value of the individual options as of the respective balance sheet date.

The service options are remeasured based on management’s estimates of intrinsic value at each reporting period multiplied by the percentage of the awards that have vested as of the respective balance sheet date using the graded vesting approach.

The performance options are remeasured based on management’s estimates of intrinsic value as well as management’s estimate of whether or not the related performance conditions have been or will be satisfied using the graded vesting approach.

Additional disclosure will be added to clarify the valuation of, and accounting for, these stock options within the accounting policies footnote as well as the footnote on stock based compensation.

Pre-Acquisition Executive Purchase Agreements, page 99

STAFF COMMENT:

13.	Tell us supplementally and revise future filings as appropriate to provide clarification on how you determined the fair value of these units. Specifically address how you took into account the fair value of your equity interests as determined by the Acquisition.

COMPANY RESPONSE:

The Company used an intrinsic value method to determine the fair value of the pre-acquisition executive purchase agreements. The Company is considered a nonpublic entity as it does not have any publicly traded equity securities. Prior to engaging in discussions to sell the Company, the units were valued based upon a management prepared fair value analysis of the Company. The units were recorded based on management’s estimates of intrinsic value at each reporting period multiplied by the percentage of the awards that had vested as of the respective balance sheet date. Approximately $5.6 million of compensation expense was recorded in 2004 related to the accounting for these units. An additional $1.1 million of expense was recorded in 2005 based on the actual purchase price of the Company.

Ms. Jenn Do	11	October 24, 2006

Form 10-Q for the quarter ended June 30, 2006

Note 14 –– Subsequent Events, page 18

STAFF COMMENT:

14.	We note you filed an Item 2.01 Form 8-K filed May 24, 2006 for the acquisition of LSG. As indicated in Item 9.01 of Form 8-K, we assume that since you have not indicated your intention to provide the financial statements of LSG nor have you filed such financial statements within the 71 day grace period, you have concluded that the LSG commercial laundry division operations is not significant under Rule 3-05 of Regulation S-X. Please provide to us these significance tests to support your conclusion.

COMPANY RESPONSE:

The Company affirmatively concluded that the LSG commercial laundry division operations are not significant under Rule 3-05 of Regulation S-X. In accordance with the Staff’s comment, the Company will supplementally submit as Annex A to the paper copy of this response letter to be submitted to the SEC on October 25, 2006, its calculation with respect to the Regulation S-X Rule 3-05 significant tests (the “Supporting Information”). The Supporting Information is of the type typically returned by the Staff pursuant to Rule 12b-4 of the Securities Exchange Act of 1934 and, in accordance with Rule 101(c)(2) of Regulation S-T, the Company hereby requests that the Supporting Information be returned to the Company after the Staff has reviewed such information.

*     *     *     *

The company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-Q and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 920 748 1634 should you have any questions or comments regarding the foregoing.

Sincerely,

Bruce Rounds

Ms. Jenn Do	12	October 24, 2006

CC:	Jeanne K. Baker (Securities and Exchange Commission)
Nili Shah (Securities and Exchange Commission)
Matthew E. Kaplan (Debevoise & Plimpton LLP)
Raymond L Wilson (PricewaterhouseCoopers LLP)